UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY ISSUES RECENT BUSINESS UPDATE

SEOUL, South Korea, December 20, 2005, GRAVITY Co., Ltd. (Nasdaq: GRVY), a
developer and distributor of online games in Korea, today provided updates on several business developments.

1.  Relocation of Principal Executive and Administrative Offices

Gravity officially moved its principal executive and administrative offices to
14th Floor, Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea on
December 5, 2005. Mr. Il Young Ryu, the chief executive officer of Gravity, said, “At Gravity, we are looking to not repeating any past mistakes. In addition to the symbolic gesture of moving headquarters, the Gravity management team and I are also intent on completing the current ongoing internal investigation into the accounting irregularities which took place in the past.”

Moreover, in light of the above-mentioned relocation of Gravity’s principal executive and administrative offices, the board of directors on December 16,
2005 approved the sale of an office building located at 619-4, Shinsa-dong,
Gangnam-gu, Seoul, Korea which has been used by Gravity as research and development facilities and office space by the research and development personnel. The current appraisal value of the building is approximately Won
8.5 billion. Gravity plans to sell the building by a public auction.

2.  Change of Management

Gravity announced that Mr. David Woong-Jin Yoon resigned as a member of the board of directors on December 6, 2005. Mr. Yoon had resigned as Gravity’s president on September 21, 2005 and was suspended from his position at the meeting of the board of directors held on November 11, 2005.

In addition, Gravity recently implemented a change of the management team and appointed Mr. Seung-Taik Baik as its chief marketing officer and promoted Mr.
Won Seok Choi, the head of game development, to the position of chief technical officer. As a result, Gravity’s board of directors now consists of a total of six directors, including Mr. Il Young Ryu and 5 outside directors
(among whom is Mr. Kwan Shik Seo, who resigned from his position as corporate controller on November 7, 2005). Executive officers of Gravity are now comprised of the following individuals:

• Mr. Il Young Ryu (Chief Executive Officer)
• Mr. Kyu Hyung Lee (Chief Operating Officer)
• Mr. William Song (Chief Financial Officer)
• Mr. Seung Taik Baik (Chief Marketing Officer)
• Mr. Won Seok Choi (Chief Technology Officer)
• Mr. John C. Chung (Investor Relations Officer and General Counsel)

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets. For more information about Gravity, please visit
http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this periodic filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities
Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,”
“expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or
“continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry;
our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange
Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this periodic filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACT FOR GRAVITY:
John C. Chung
GRAVITY Co. Ltd.
Tel: +82 2 2019 6000
chchung@gravity.co.kr

In the U.S.:
Yuhau Lin
Yuhau.Lin@taylor-rafferty.com
office tel: 1 212 889 4350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 12/20/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer